Mail Stop 3561

May 15, 2006

Via U.S. Mail

Michael W. Trickey
President
BancCap Asset Securitization Issuance Corporation
553 Capital Drive
Lake Zurich, Illinois 60047

Re: **BancCap Asset Securitization Issuance Corporation**
        Post-Effective Amendment No. 2 to Registration Statement on Form S-3
        Filed April 19, 2006
        File No. 333-133209

Dear Mr. Trickey:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review only covers the issues addressed in our comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have

been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. If delinquent assets will be included in the asset pool, please confirm that delinquent assets will be limited to less than 20% of the asset pool and provide form of disclosure regarding the delinquent assets. Refer to Items 1111(c) and 1100(b) of Regulation AB.

Prospectus supplement related to the issuance of certificates
Cover page

6. We note your disclosure that the prospectus relates "only to the offering of the certificates listed in the table on page S-[ ] and not to the other classes of certificates that will be issued by the trust fund." Please revise to refer to the trust fund as the "issuing entity." Similarly revise your reference to trust fund in the third paragraph on page S-1.

Pre-Funded Amount, page S-4

7. While we note your disclosure here and on page 68 of the base prospectus, please confirm that the pre-funded amount will not exceed 50% of the proceeds of the offering.

Limited Cross-Collateralization, page S-9

8. It is unclear whether your reference to mortgage loans in a "pool" relates to a "loan group" as you describe on page S-2. Please revise to clarify. Furthermore, we could not locate the sub-headings you cross-reference at the end of this section. Please revise or advise. Please also add a cross-reference to the relevant disclosure that explains when the certificates would receive additional funds from "the other pool." Refer to Item 1113(a)(10) of Regulation AB.

The Sponsor, page S-35

9. Please revise to describe what you mean by "negligible net worth." Furthermore, please include a general description of the sponsor's experience in securitizing assets including the size, composition and growth of the sponsor's portfolio. Refer to Item 1104(c) of Regulation AB. We note your disclosure in the risk factors section on page S-14 that the sponsor is a start-up enterprise.

The Master Servicer and Securities Administrator, page S-41

10. Please delete your first paragraph. Please note that a disclaimer of liability for material information provided by the issuer or any of their affiliates is not appropriate.

The Trustee, page S-43

11. Please revise to indicate that you will provide all of the information required by Item 1109 of Regulation AB.

The Originators, page S-49

12. Please revise to indicate that you will identify any originator or group of originators that will originate 10% or more of the pool assets. Please also confirm that you will provide all of the information required by Item 1110(b) of Regulation AB for originators of 20% or more of the pool assets.

Credit Enhancement, page S-69
The Swap Agreement, page S-70

13. Please confirm that swap agreements are limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section III.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of

Regulation AB. We also note your disclosure on page 60 of the base prospectus.

Base Prospectus
The Loans, page 19

14. We note that interest may be determined related to an "index." Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock index. Refer to Section III.A.2.a of the Regulation AB adopting release (SEC Release No. 33-8518).

Participation Certificates, page 23

15. We note that the pool assets may include participation certificates as well as private mortgage-backed securities as disclosed on page 25. Please confirm that you will comply with the registration, disclosure and prospectus delivery obligations under Rule 190. Refer to Section III.A.6. of the Regulation AB Adopting Release (Release No. 33-8518). Also, please direct us to the delinquency and loss tables which would include any mortgages in a securitized pool whose securities you will include in your pool.

Credit Enhancement, page 53

16. Please delete the second to last bullet point that begins with "another method of credit enhancement" or revise to list other types of credit support you contemplate. Also, tell us how the other types of credit support will meet the definition of an asset-backed security.

Insurance Policies, Surety Bonds and Guaranties, page 55

17. Please revise to clarify here whether the instruments you describe will guarantee the securities themselves. If so, please register the guarantees or advise. Refer to footnote 329 of the Regulation AB adopting release (SEC Release No. 33-8518).

Financial Instruments, page 60

18. Please delete your reference to "other financial instruments" or revise to list the other financial instruments you contemplate. Also, tell us how the other financial instruments will meet the definition of an asset-backed security.

19. Furthermore, we note that payments may be determined with reference to an "index." Please confirm to us that in no eventuality will you use an "index" which is not an index of interest rates for debt, e.g. a commodities or stock

index. Refer to Section III.A.2.a of the Regulation AB adopting release (SEC Release No. 33-8518).

Exhibits

20. While we note your disclosure on page 72 under Evidence of Compliance, it appears that the servicing agreement you have previously filed does not comply with the new requirements in Exchange Act Rule 15d-18. Please advise and provide us with an updated agreement when available, marked to show changes made to comply with Regulation AB.

Item 17. Undertakings, page II-4

21. Please revise to provide updated undertakings as required by Item 512(a)(iii) of Regulation S-K.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: John Steele, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
Fax: (202) 778-9100